UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to __________

Commission file number 001-15169

A. Full title of Plan and the address of the Plan, if different from that of the issuer named below:

The Perficient, Inc. 401(k) Employee Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

Perficient, Inc.
1120 South Capital of Texas Highway, Bldg 3, Suite 220
Austin, Texas 78746

The Perficient, Inc. 401(k) Employee Savings Plan
Financial Statements and Supplemental Schedules
Years ended December 31, 2007 and 2006

Table of Contents

Page(s)

Report of Independent Registered Public Accounting Firm	3-4

Financial Statements

Statements of Net Assets Available for Benefits	5
Statement of Changes in Net Assets Available for Benefits	6
Notes to Financial Statements	7-12

Supplemental Information*

Delinquent Participant Contributions	13
Schedule of Assets (Held at End of Year)	14

Signatures	15

Exhibit Index	16

*Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they aren’t applicable.

Report of Independent Registered Public Accounting Firm

Board of Trustees
The Perficient, Inc. 401(k)
   Employee Savings Plan
Austin, Texas

We have audited the accompanying statements of net assets available for benefits of The Perficient, Inc. 401(k) Employee Savings Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Perficient, Inc. 401(k) Employee Savings Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are

Board of Trustees
The Perficient, Inc. 401(k)
   Employee Savings Plan
Page 2.

the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

St. Louis, Missouri
June 24, 2008

Federal Employer Identification Number:  44-0160260

The Perficient, Inc. 401(k) Employee Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2007 and 2006

	2007	2006

Investments, at fair value	$30,841,382	$23,035,181

Receivables
Employer contributions	--	21,179
Participant contributions	--	134,913
Loan payments	--	2,157
Total receivables	--	158,249

Net assets available for benefits at fair value	30,841,382	23,193,430
Adjustments from fair value to contract value for fully benefit-responsive investment contract (Note 4)	47,777	19,612
Net assets available for benefits	$30,889,159	$23,213,042

The accompanying notes are an integral part of these financial statements.

The Perficient, Inc. 401(k) Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2007

Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$490,421
Interest and dividends	575,752
Participant loan interest	14,136
Total investment income	1,080,309

Contributions:
Participant	5,538,998
Employer	776,190
Rollover	1,390,066
Total contributions	7,705,254

Transfers from merged plan	1,247,128

Total additions	10,032,691

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	2,343,077
Administrative expenses	13,497
Total deductions	2,356,574

Net increase	7,676,117

Net assets available for benefits:
Beginning of year	23,213,042

End of year	$30,889,159

The accompanying notes are an integral part of these financial statements.

The Perficient, Inc. 401(k) Employee Savings Plan
Notes to Financial Statements

1.	Description of Plan

The following description of The Perficient, Inc. 401(k) Employee Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Perficient, Inc. (the “Company”) who are age 21 or older, except contracted and leased employees, or any employee that is a non-resident alien.  Employees may participate in the Plan on the first day of the month on or after they are determined to meet these conditions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

For 2007, participants may contribute up to 25% of their pre-tax annual compensation to any of the investment funds up to a maximum of $15,500, subject to IRS Rules and Regulations.  Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

The Company may make matching contributions up to specified amounts at its discretion.  The matching contribution for 2007 was 25% of the first 6% of eligible compensation deferred by the participant.

Beginning January 1, 2008, the Company may make matching contributions of 50% (25% in cash and 25% in Company stock) of the first 6% of eligible compensation deferred by the participant.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of (a) other Company discretionary contributions and (b) Plan earnings.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant-Directed Investments

All assets of the Plan are participant-directed investments.

Participants have the option of directing their account balance to one or more different investment options.  The investment options include various mutual funds, a guaranteed interest contract, and Company common stock.

    Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. The Company contributions plus earnings thereon vest based on years of service as follows:

Years of Service	Nonforfeitable Percentage
Less than 1	0
1	33
2	66
3 or more	100

Forfeitures

At December 31, 2007 and 2006, forfeited non-vested accounts totaled $1,310 and $33,272, respectively. In accordance with the Plan provisions, these accounts are used to reduce future employer contributions. During the year ended December 31, 2007, employer contributions were reduced by $62,005 of forfeitures.

Participant Loans

Upon written application of a participant, the Plan may make a loan to the participant.  Participants are allowed to borrow no less than $1,000 and no greater than the lesser of 50% of the participant’s vested account balance, or $50,000.  Loans are amortized over a maximum of 60 months unless used to purchase the participant’s principal residence and repayment is made through payroll deductions.  The amount of the loan is deducted from the participant’s investment accounts and bears interest at a rate commensurate with local rates for similar plans.

Payment of Benefits

Participants are entitled to receive benefit payments at the normal retirement age of 65, participant’s death or disability, in the event of termination, or if the participant reaches age 70½ while still employed.  Benefits may be paid in a lump-sum distribution or installment payments.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements, (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. Fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the Plan transacts.  SFAS 157 clarifies that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data.  SFAS 157 requires fair value measurements to be separately disclosed by level within the fair value hierarchy.  SFAS 157 is effective for fiscal years beginning after November 15, 2007. Accordingly, the Plan expects to adopt the provisions of SFAS 157 for the year ended December 31, 2008. The Plan does not expect the adoption of SFAS 157 to have a material impact on the Plan’s financial statements.

As of December 31, 2006, the Plan adopted FASB Staff Position AAG INV-1 and Statement of Position (“SOP”) No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans  (“the FSP”). The FSP requires that the Statement of Net Assets Available for Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting, except for benefits, which are recorded as paid.

Use of Estimates

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Valuation of Investments

The Plan’s investments are stated at fair value as determined by the Principal Life Insurance Company (“Principal”) investment managers based on quoted market prices, which represent the net asset value of shares held by the Plan at year end, except for its fully benefit-responsive investment contract, which is valued at contract value (see Note 4).  Participant loans are valued at their outstanding balances, which approximates fair value.

Purchases and sales of investments and realized gains and losses are accounted for on the trade date. Interest income is recorded as earned and dividend income is recorded on the ex-dividend date.

3.	Investments

The following investments represented 5% or more of the Plan’s net assets available for benefits at December 31, 2007 and 2006:

	2007	2006
Principal Life Insurance Company:
S&P 500 Index, 257,989 and 159,839 shares, respectively	$2,641,812	$1,603,180
Lifetime Strategic Income, 282,537 and 304,337 shares, respectively	3,362,192	3,755,520
Lifetime 2030 Fund, 151,358 and 98,505 shares, respectively	2,073,611	1,338,683
American Funds:
Europacific Growth, 67,723 and 41,536 shares, respectively	3,445,060	1,933,930
Growth Fund of America, 121,543 and 95,906 shares, respectively	4,133,681	3,152,423
Alliance Bernstein Large Cap Value, 137,325 and 123,454 shares, respectively	1,867,621	1,935,755
Perficient, Inc. Common Stock, 112,638 and 93,668 shares, respectively	1,772,924	1,537,094

During the year ended December 31, 2007, the Plan’s investments (including investments purchased, sold, or held during the year) appreciated (depreciated) in fair value as follows:

Mutual funds	$640,286
Employer securities	(149,865)

Net appreciation	$490,421

4.	Investment Contract with Principal

The Plan has a fully-benefit responsive investment contract with Principal. Principal maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Principal. Contract value represents contributions made by participants, plus interest at a specified rate determined semiannually, less withdrawals or transfers by participants.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The stated rate of return of the contract as of December 31, 2007 and 2006 was 3.1% and 3.3%, respectively.  The rate was reset to 3.15% on January 1, 2008.

5.	Income Tax Status

The Plan operates under a non-standardized adoption agreement in connection with a prototype retirement plan and trust/custodial document sponsored by Principal.  This prototype plan document has been filed with the appropriate agency.  The Plan has not obtained or requested a determination letter.  However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

7.	Party-In-Interest Transactions

As of December 31, 2007 and 2006, the Plan held 112,638 and 93,668 shares, respectively, of Company common stock.  Total outstanding Company common stock as of December 31, 2007, was approximately 29 million shares.

During the year ended December 31, 2007, the Plan had the following transactions involving the Perficient, Inc. common stock:

Shares purchased	69,207
Shares sold	50,236
Cost of shares purchased	$1,395,769
Gain realized on shares sold	$129,039

Certain Plan investments are managed by Principal.  Principal is the custodian as defined by the Plan; therefore, these transactions qualify as party-in-interest.

The Plan is administered by trustees consisting of officers and employees of the Company.  The Company pays certain administrative expenses of the Plan.

8.	Plan Merger

On February 20, 2007, the Company acquired e tech solutions, Inc. (“E Tech”).  As a result of the acquisition, the E Tech 401(k) plan was merged into the Plan in July 2007. The value of the plan assets transferred from the E Tech 401(k) plan to the Plan was $1,247,128.

9.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

10.	Delinquent Participant Contributions

As reported on the Form 5500, Schedule H, Line 4a – Schedule of Delinquent Participant Contributions, certain participant contributions were not remitted to the trust within the time frame specified by the Department of Labor’s Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company during 2007.  The Company has incurred expense of $487 relating to remittance of earnings on delinquent contributions to the Plan.

11.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of total additions to net assets per the financial statements at December 31, 2007 to the Form 5500:

Total additions to net assets per the financial statements	$10,032,691
Less: Transfers from merged plans	(1,247,128)
Plus: Prior year loan payments receivable	2,157
Plus: Prior year adjustment from fair value to contract value for fully benefit-responsive
investment contracts	19,612
Total additions to net assets per the Form 5500	$8,807,332

12.	Subsequent Event

On September 20, 2007, the Company acquired BoldTech Systems, Inc. (“BoldTech”). As a result of the acquisition, the BoldTech 401(k) plan was merged into the Plan in January 2008.  The value of the plan assets transferred from the BoldTech 401(k) plan was $5,601,643.

Supplemental Schedule

The Perficient, Inc. 401(k) Employee Savings Plan
FEIN: 74-2853258; Plan No. 001
Delinquent Participant Contributions
For the Year Ended December 31, 2007

Form 5500, Schedule H, Part IV, Line 4(a)

Identity of party involved	Relationship to plan, employer, or other party-in-interest	Description of transactions, including rate of interest	Amount on line 4a	Lost earnings
Perficient, Inc.	Plan sponsor	2007 employee deferrals not deposited to the Plan in a timely manner.	$ 15,304	$ 487

Note: The Plan sponsor corrected these contributions in 2007 outside of the Voluntary Fiduciary Correction Program.

Supplemental Schedule

The Perficient, Inc. 401(k) Employee Savings Plan
FEIN: 74-2853258; Plan No. 001
Schedule of Assets (Held at End of Year)
December 31, 2007

Form 5500, Schedule H, Part IV, Line 4(i)

	(b)	(c)	(d)	(e)
(a)	Identity of Issuer	Description	Cost	Current Value

*	Principal Life Insurance Company:
	Investment Money Market	Mutual fund	**	$70,965
	S&P 500 Index	Mutual fund	**	2,641,812
	Lifetime Strategic Income	Mutual fund	**	3,362,192
	Lifetime 2010	Mutual fund	**	261,712
	Lifetime 2020	Mutual fund	**	1,175,454
	Lifetime 2030	Mutual fund	**	2,073,611
	Lifetime 2040	Mutual fund	**	1,114,076
	Lifetime 2050	Mutual fund	**	588,416
	S&P 400 Index	Mutual fund	**	1,146,889
	Real Estate Securities	Mutual fund	**	327,309
	S&P 600 Index	Mutual fund	**	1,141,082
	Small Cap Value	Mutual fund	**	878,609
	American Funds:
	Europacific Growth	Mutual fund	**	3,445,060
	Growth Fund of America	Mutual fund	**	4,133,681
	Alliance Bernstein Large Cap Value	Mutual fund	**	1,867,621
	American Century Vista	Mutual fund	**	1,040,241
	Columbia Mid Cap Value	Mutual fund	**	1,123,819
	Dodge and Cox Income	Mutual fund	**	767,275
	Vanguard Wellington Adm	Mutual fund	**	118,309
	Fidelity Advisor Small Cap	Mutual fund	**	563,752
	Total mutual funds		**	27,841,885

*	Perficient, Inc.	Employer securities	**	1,772,924
*	Principal Life Insurance Company:
	Fixed Income	Guaranteed interest contract	**	955,532
	Participant Loans	Interest rate of 4.00% - 11.50%	**	318,818

	Total investments			$30,889,159

* Party-in-interest transaction considered exempt by the DOL.
** Cost omitted for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The Perficient, Inc. 401(k) Employee Savings Plan

/s/ Paul E. Martin
Paul E. Martin
Chief Financial Officer

Exhibits

Exhibit
Number                      Description
23.1	Consent of BKD, LLP